UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.E. 1-27-03
1-09924

DIVISION OF
CORPORATION FINANCE

03000707

January 27, 2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated January 27, 2003 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Citigroup therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

cc: William B. Patterson
Director
Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 20 PM 4:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: **Stockholder Proposal to Citigroup Inc. of The American Federation of Labor Congress of Industrial Organizations (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: The American Federation of Labor - Council of Industrial Organizations

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by The American Federation of Labor - Congress of Industrial Organizations (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution to "effectively manage investment banking related conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side analyst research and IPO allocation process." The Company would be required to "(1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) ban initial public offering ('IPO') allocations to executives of investment banking clients."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Rule 14a-8(i)(10) allows the exclusion of a proposal if "the company has substantially implemented the proposal." The Company has adopted numerous policies that meet the requirements set forth in the Proposal.

The first prong of the Proposal would require the Company to "ban sell-side research analyst participation in investment banking related activities." On November 25, 2002, the Company adopted investment banking and research procedures including the following: (i) research analysts are not permitted to attend pitches or participate in other efforts to solicit investment banking business, (ii) research analysts are not permitted to participate in or attend roadshows, and (iii) ordinary-course discussions between research analysts and investment banking personnel must be specifically approved by research management and appropriately monitored. In addition, as the Proponent acknowledges in its supporting statement, the Company created an independent business line comprising its Global Private Client Group and Global Equity Research function in order to assure that all equity research at the Company is independent from corporate and investment banking and underwriting. In a letter to the Securities and Exchange Commission ("SEC"), The National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange, Inc. ("NYSE") from the Company dated July 12, 2002, the Company offered a number of proposals regarding research independence including prohibiting analysts from attending meetings with investment bankers to solicit business from public companies and prohibiting analysts from participating in roadshow presentations to investors, policies the Company voluntarily adopted on November 25, 2002.

The second prong of the Proposal would require the Company to "prohibit investment banking department input into sell-side research analyst compensation or performance reviews." The Company voluntarily embraced the principles enunciated in the settlement between New York Attorney General Eliot Spitzer and Merrill Lynch on May 21, 2002. Among these were prohibiting investment bankers from having any input in determining compensation of research analysts.

The third prong of the Proposal would ban initial public offering allocations to executives of investment banking clients. While the NASD has rules governing allocations by members to clients, Citigroup, in advance of the NASD acting to adopt additional policies addressing IPO allocations, adopted its own policies regarding IPO allocations. While Citigroup has not adopted an outright ban on IPO allocations to executive officers of clients as requested by the Proposal, its policies address the concerns raised by the Proponent in the supporting statement that give rise to their request for an outright ban. Included in these policies are (i) a prohibition on any allocation being made as a *quid pro quo,* or on the condition of receiving, for having received in the past, currently, or hoping to receive in the future investment banking or other business from the client or member of the client's immediate family or household, (ii) a prohibition on preferential treatment for personal accounts of senior/executive officers or directors of clients or prospects that are public companies, and (iii) a requirement that a written representation letter from senior/executive officers or directors be received by the Company prior to any participation by such officer, director or any member of their household in an IPO underwritten by a Citigroup entity which states that the officer or director has informed his or her company's audit committee of such proposed investment.

The Proponent expressed concern that "giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients." Without imposing an outright ban, the above policies address the Proponent's underlying concerns by ensuring that IPO allocations are made fairly without preferential treatment being given to investment banking clients or their families. In addition, by requiring that the Boards of Directors of Citigroup's investment banking clients, through their audit committees, make the determination as to whether the receipt of any IPO allocation by their directors and executives officers is appropriate, Citigroup has taken appropriate steps to address the reputational issues raised by the Proponent.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the SEC's interpretation of the predecessor rule that the proposal need not be "fully effected" by a company to meet the mootness test, so long as it was substantially implemented. See Exxon Mobil Corporation (January 24, 2001); Masco Corporation (March 29, 1999); BankAmerica Corporation (February 10, 1997).

As the Company has previously effected numerous policies that achieve the goals of the Proposal, the Proposal has been substantially implemented. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(10).

Shareholder Proposal

Resolved, that the shareholders of Citigroup Inc. (the "Company") urge the Board of Directors to effectively manage investment banking related conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side analyst research and IPO allocation process.

For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) ban initial public offering ("IPO") allocations to executives of investment banking clients.

Supporting Statement

Recent investigations by the SEC and the New York State Attorney General Eliot Spitzer have exposed widespread conflicts of interest involving investment banking practices at many financial services companies. These investigations have uncovered examples of investment banking clients influencing analyst research reports and recommendations as well as executives of investment banking clients receiving preferential IPO allocations.

Our Company has been subject to regulatory investigations into its investment banking practices including the activities of former telecommunications stock analyst Jack Grubman who recently received a $32 million severance package. In response to these investigations, our Company has announced that its equity research department will be placed in a separate business unit from investment banking.

In a July 12, 2002 letter to the SEC, our Company voiced support for prohibiting analysts from participating in certain investment banking activities including road shows as well as barring investment banking input in analyst compensation. We encourage the Company to adopt these recommendations as well as prohibit IPO allocations to executives of investment banking clients.

Analyst independence rules adopted in 2002 by the NYSE and NASD require that analyst reports disclose compensation received by their firm from investment banking clients. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Accordingly, we believe analysts should be prohibited from participating in the Company's investment banking business including assisting in underwriting activities such as road shows or in the solicitation of investment banking clients.

We believe the NYSE and NASD adopted rules that prohibit linking analyst compensation to specific investment banking transactions are inadequate. Under these rules, analysts still may be compensated based on the firm's general investment banking revenues and investment banking departments may continue to have input into analyst compensation and performance reviews. To help ensure analyst independence, our Company should adopt similar policies relating to analyst compensation as recently adopted by our Company's competitor Merrill Lynch.

Lastly, giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients. To ensure that such practices do not occur at our Company, the Board of Directors should ban allocating IPO shares to the executives of investment banking clients. This policy will help bolster the Company's investment banking reputation and integrity.

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

January 27, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the AFL-CIO (the "Proponent")

Dear Sir or Madam:

Citigroup Inc. (the "Company") hereby formally withdraws its December 19, 2002 no-action request to the Office of the Chief Counsel with respect to the shareholder proposal and statements in support thereof (the "Proposal") received from the Proponent requesting a formal separation of the investment banking business from sell-side analyst research and IPO allocation process.

The Proponent has determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders. A copy of the correspondence evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and faxing back to me at 212 793 7600. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

citigroup

Legal Department
425 Park Avenue, 2nd Floor
New York, New York 10043

TELECOPIER MESSAGE

Date:	**January 27, 2003**
To:	**Alex Shukhman**
Company:	**SEC**
Fax:	**(202) 942 9528**
Telephone:	**(202) 942 2872**
From:	**Shelley J. Dropkin** Telephone: (212) 793 7396 Telecopier: (212) 793 7600

Number of pages (including this cover sheet): 2

SPECIAL INSTRUCTIONS

AFL-CIO withdrawal

Please deliver promptly. If you did not receive all pages, please call (212) 793 7625.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 24, 2003

By UPS Next Day Air

Shelly J. Dropkin
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Dear Ms. Dropkin:

In response to the documentation Kenneth Cohen has provided detailing Citigroup's recently adopted reforms to address analyst independence, I write to withdraw the AFL-CIO Reserve Fund's previously submitted shareholder proposal urging the formal separation of Citigroup's investment banking business from its sell-side analyst research and IPO allocation process. Thank you for your attention to this matter. If you have any questions, please contact Brandon Rees at (202) 637-3900.

Sincerely,

William Patterson

William Patterson
Director, Office of Investment

RECEIVED
JAN 27 2003

cc: J. Dye
K. Cohen

citigroup

Legal Department
425 Park Avenue, 2nd Floor
New York, New York 10043

TELECOPIER MESSAGE

Date:	**January 27, 2003**
To:	**Alex Shukhman**
Company:	**SEC**
Fax:	**(202) 942-9528**
Telephone:	**(202) 942-2872**
From:	**Shelley J. Dropkin** Telephone: (212) 793 7396 Telecopier: (212) 793 7600

Number of pages (including this cover sheet): 2

SPECIAL INSTRUCTIONS

Following is a copy of the cover letter from AFL-CIO proposal. If you need additional information please contact me. Thank you. Shelley

Please deliver promptly. If you did not receive all pages, please call (212) 793 7625.

** TOTAL PAGE.02 **

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 11, 2002

RECEIVED
NOV 14 2002

By Facsimile and UPS Next Day Air

Charles O. Prince, III
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Prince:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2002 proxy statement of Citigroup Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 3,000 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure